WOWIO, INC.
9465 Wilshire Boulevard, Suite 3015
Beverley Hills, CA 90212

January 6, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Greg Dundas, Attorney-Advisor
Kathleen Krebs, Special Counsel
Joseph Kempf, Senior Staff Accountant
Dean Suehiro, Staff Accountant

Re:	Wowio, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-184529

Ladies and Gentlemen:

The Company hereby advises you that the Company is not aware of any adverse developments in the Company’s business or otherwise that would affect the Company’s financial position other than otherwise disclosed in the Amendment No. 7 to Registration Statement filed on January 6, 2014.

Wowio, Inc.

By:	/s/ Brian Altounian
Name:	Brian Altounian
Title:	Chief Executive Officer